January 25, 2010
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RCN Corporation
Form 10-K for the Year Ended December 31, 2008
Filed February 24, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 1-16805
Dear Mr. Spirgel:
We have received your comment letter dated January 12, 2010, and the following is our response to your comments. For your ease of reference, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the comment letter in the order presented therein. Defined terms used herein and not defined in our response below have the meanings set forth in the Form 10-K for the year ended December 31, 2008 for RCN Corporation (the “Company” or “RCN”).
Form 10-K for the Year Ended December 31, 2008
Note 2. Goodwill and Other Intangible Assets, page F-10
1.	We note your response to comment one from our letter dated November 30, 2009. Please confirm to us that the fair value of your franchise rights determined under the Multi-Period Excess Earnings Model (“Excess Earnings Model”) is not materially different than the fair value determined under the Greenfield Cash Flow Valuation Model (“Greenfield Model”). If not, tell us why it is appropriate to use the Excess Earnings Model instead of the Greenfield Model.

Response

We have not performed a Greenfield Cash Flow Valuation Model (“Greenfield Model”) to estimate the fair value of our franchise rights. We believe that the Multi-Period Excess Earnings Model (“MPEEM”) is an appropriate method to estimate the fair value of our franchise rights. Accordingly, we cannot confirm that the result of an analysis performed using a Greenfield Model would not be materially different from the result determined under the MPEEM. We believe it is appropriate to use the MPEEM instead of the Greenfield Model for several reasons.
•	RCN established carrying values for its assets on December 21, 2004 as a result of fresh start accounting when it emerged from bankruptcy at that time. We estimated the fair value of our assets using a variety of acceptable valuation methods. Specifically, the estimate of fair value of our franchise rights was determined by applying a MPEEM. We believe that it is important to be consistent in our application of valuation methods over subsequent reporting periods so that the estimate of fair value can be assessed on the basis of the selection of key valuation assumptions rather than on the basis of a change in methodology. We have applied the MPEEM in a manner that is consistent with the methodology that was used to estimate the fair value when we emerged from bankruptcy. The fair value estimate resulting from our current application of the MPEEM is sufficiently higher than the carrying amount that was estimated using an MPEEM in a consistent manner. Accordingly, we believe that there is no impairment of our franchise rights intangible assets.

•	We have researched the public disclosure documents of several of our competitors in the cable operating segment. Though our research was not exhaustive, we could not find any disclosures of cable operators that described the Greenfield Model as a primary method to value franchise rights. In the only disclosure we found that mentioned the use of a Greenfield Model, the cable operator relied on the MPEEM as the primary method and considered the results of a Greenfield Model as a corroborative estimate.

•	EITF D-108 requires registrants to apply a direct valuation method to estimate the fair value of certain types of assets like our franchise rights. We believe that the MPEEM is an appropriate valuation method that results in the direct quantification of the future economic benefits of our franchise rights.

•	It is our understanding that the application of a Greenfield Model requires detailed estimates that market participants would use regarding hypothetical start-up costs over some hypothetical period of time until revenues and ultimately normalized earnings could be achieved. RCN does not have deep in-house expertise regarding these hypothetical assumptions and corroborative data. The alternative cost of developing assumptions appropriate for the application of a Greenfield Method, in terms of both consulting fees and the opportunity costs of our key personnel, was deemed prohibitive, particularly given our belief that a fair value estimate of our franchise rights is reasonably determined using a MPEEM in a manner that is consistent with the methodology used to estimate the carrying amount.
2.	We note your responses to comments one and two from our letter dated November 30, 2009. If true, please disclose that none of the reporting and/or accounting units are at risk of impairment. Otherwise, tell us the percentage by which fair values exceeded carrying values as of the date of the most recent impairment test date.

Response
The Company acknowledges the Staff’s comment and will include disclosure beginning with the Form 10-K for the Year Ended December 31, 2009 clarifying that none of the reporting and/or accounting units are at risk of impairment and if, in the future, they are at risk of impairment, we will include disclosure stating the percentage by which the fair values exceed the carrying values as of the date of the most recent impairment test date.
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (703) 434-8389. In addition, you may contact me at (703) 434-8364 or Mike Sicoli at (703) 434-8484.
Sincerely,
/s/ Leslie J. Sears
Leslie J. Sears
Senior Vice President & Controller